Exhibit 12.1

CNB Financial Corporation

Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)

		Nine Months Ended September 30,	Years Ended December 31,
		2013	2012	2011	2010	2009	2008
Net Income from continuing operations	a	$16,306	$23,547	$20,633	$14,785	$10,866	$6,502
Interest expense on deposits	b	5,862	10,875	13,625	13,558	13,091	14,956
Interest expense on borrowings	c	2,557	3,245	3,176	4,716	4,527	4,609
Interest expense on subordinated debt	d	583	800	778	782	850	1,018
Earnings		25,308	38,467	38,212	33,841	29,334	27,085
Preferred stock dividends	e	—	—	—	—	—	—
Fixed charges	(b+c+d+e)	9,002	14,920	17,579	19,056	18,468	20,583
Ratio of earnings to fixed charges (including interest expense on deposits)	(a+b+c+d) /(b+c+d+e)	2.81	2.58	2.17	1.78	1.59	1.32
Earnings excluding interest expense on deposits	(a+c+d)	19,446	27,592	24,587	20,283	16,243	12,129
Fixed charges excluding interest expense on deposits	(c+d+e)	3,140	4,045	3,954	5,498	5,377	5,627
Ratio of earnings to fixed charges (excluding interest expense on deposits)	(a+c+d)/ (c+d+e)	6.19	6.82	6.22	3.69	3.02	2.16